July 29, 2009
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	China TopReach Inc.
Form 20-F for the year ended December 31, 2008
Filed on June 2, 2009
File No.: 000-52416

Ladies and Gentlemen:

On behalf of China TopReach Inc. (the “Company”), we are electronically transmitting hereunder this letter in response to a comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 16, 2009.

In this letter, we have listed the Staff’s comments in italics and have followed each comment with the Company’s response.

Annual Report on Form 20-F for the year ended December 31, 2008

Item 5. Operating and Financial Review and Prospects. Page 38
Critical Accounting Policies and Estimates. Page 40

1.
We note your disclosure of critical accounting estimates are a mere repetition of Selected items from your significant accounting policies in the notes to the consolidated financial statements. Please note that your disclosure of critical accounting policies should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements, The disclosures should provide greater insight into the quality and variability of information regarding the financial condition and operating performance, Further, you should address specifically why the critical accounting estimates(s) or assumption(s) bear the risk of change. Refer to FR-72 for further guidance.

Response: Pursuant to the Staff’s comment, we have revised the disclosure of critical accounting polices on pp. 40 and 41 of the Form 20-F as follows:.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

China TopReach prepared its financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of its assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. China TopReach continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, its expectations regarding the future are based on available information and assumptions that it believes to be reasonable, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, China TopReach’s actual results could differ from those estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.
Revenue Recognition

The Company generates revenue primarily from publishing and advertising. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured. Revenue from advertising contracts, net of rebates is generally recognized over the period in which the advertisement is displayed. Revenue from printing, net of value-added tax is recognized when the service is provided. A government subsidy is recognized when there is a reasonable assurance that the Company has complied with the conditions attaching with it and that the grant will be received. Interest income is recognized on a time proportion basis, by reference to the principal outstanding and using the effective interest method.

Trade receivables, net

Trade receivables are recorded at the invoiced amount and do not bear interest.   The Company does not adopt a general provision policy over doubtful receivables. Management determines the allowance and bad debt write-off by each individual customer based on historical collection experience, known troubled accounts and other currently available evidence. The allowance for doubtful accounts is management's best estimate of the amount of probable credit losses in the existing accounts receivable.  The Company recorded approximately $59k, $2k and nil as bad debt expenses for the years of 2006, 2007 and 2008, respectively.

Inventories

Inventories mainly consist of newsprint and printing ink. Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, transportation cost and labor related to the purchase of inventories. We regularly review inventory quantities on hand and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value, we reduce our inventory to a new cost basis.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation.  These assets are held for use in the printing production or providing services or for administrative purposes, stated at cost less subsequent accumulated depreciation and accumulated impairment losses. Depreciation expense is recognized using the straight line method over the shorter of estimated useful lives and office rental contract as follows:

Years

Leasehold improvement	5
Buildings	40
Machinery and equipment	5-10
Office equipments and furniture	5
Motor vehicles	5-10

Property, plant and equipment are derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset is included in the income statement in the year in which the item is derecognized.

Deposits to newspaper

Based on co-operation agreements entered into between the Company and newspapers, the Company needs to pay a certain deposit to the contracted newspapers in order to receive operation rights, which allows the Company to engage in full or partial co-operation with newspapers through exclusive contracts, except final editorial rights which are prohibited by PRC law. Such deposits are interest free, repayable on the maturity date of the agreement or on demand of the Company under mutual consent.  All co-operation agreement contract terms are over one year.

Intangible assets

Intangible assets are amortized using the straight-line method over their estimated period of benefit. We evaluate the recoverability of intangible assets periodically and take into account estimates of useful lives and events or circumstances that indicate that impairment exists. All of our intangible assets including software for internal use and website development costs are subject to amortization. No impairments of intangible assets have been identified during any of the periods presented. Costs incurred after technological feasibility are expensed when incurred.

Income Taxes

We consider accounting for income taxes critical to our operations because management is required to make significant subjective judgments in developing our provision for income taxes, including the determination of deferred tax assets and liabilities, and any valuation allowances that may be required against deferred tax assets.

China TopReach Inc, as an exempted company incorporated in the Cayman Islands, and OMH, our wholly-owned subsidiary incorporated in BVI, are not subject to any income or capital gains tax under the current laws of the Cayman Islands and BVI.  Our wholly owned subsidiaries incorporated in Hong Kong are subject to 17.5% Hong Kong profits tax on their activities conducted in Hong Kong. Currently these subsidiaries have no substantial operation and revenue.

We conduct business through our subsidiaries and our variable interest entities in the PRC are subject to income tax rate of 25% since 2008. However, our several subsidiaries were granted some tax exemptions, reductions and preferential treatments which reduced our effective tax rate. Our revenue derived from our printing business is subject to value added tax at a rate of 17%. Value added tax is deducted from revenue. Our advertising revenue is subject to business tax at a rate of 5%.

Earnings Per Share

The Company calculates earnings per share in accordance with FAS No. 128, Earnings per Share. Basic earning per share is calculated by dividing net earnings available to common stockholders by the weighted-average common shares outstanding. Diluted earning per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of shares issuable under the exercise of the Company's warrants.

Foreign Currency Translation

All of our revenues and expenses are denominated in RMB and all of our cash is kept in RMB, but we use U.S. dollars as our reporting currency. The assets and liabilities of foreign companies are translated at year-end exchange rates. Results of operations are translated at average rates of exchange in effect during the year. The resulting translation adjustment is included as a separate component of the Consolidated Statements of Stockholders' Equity, in the caption "Accumulated other comprehensive income."

Unaudited Pro Forma Consolidated Financial Statements. Page 57

2.
Please revise to clearly indicate the date the acquisition was effective for pro forma results. For the pro forma balance sheet, the acquisition should be considered effective December 31, 2008 and for the pro forma statement of operations, the transaction should be effective as if the acquisition took place on January 1, 2008. Refer to Regulation S-X, Article 11(b)(6).

Response: Pursuant to the Staff’s comment we have revised the sixth paragraph under the heading “Unaudited Pro Forma Consolidated Financial Statements” on page 57 of the Form 20-F to clearly indicate the date the acquisition was effective for pro forma results as follows:

For the pro forma balance sheet, the acquisition was assumed effective December 31, 2008 and for the pro forma statement of operations, the transaction was effective as if the acquisition took place on January 1, 2008. The unaudited pro forma consolidated financial information is not necessarily indicative of the operating results that would have actually been achieved if the Transaction had been consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

Pro Forma Adjustments. page 57

3.
We refer to adjustment (a). Please tell us and revise to indicate the price and number of shares repurchased. In addition, please clarify why there are no adjustments to your ordinary shares if the majority of the funds released from trust were used to repurchase common shares.

Response: Pursuant to the Staff’s comment we have revised adjustment (a) on p. 57 to indicate the price and number of shares repurchased. Please note that the shares repurchased were priced from $8.05 to $8.25 per share and totaled 4,842,413 shares. Pursuant to the Staff’s comments we have revised adjustments (i), (k) and (l) on p. 57 to reflect the repurchase of 4,842,413 ordinary shares as follows:

(a)	to record release of funds held in trust;
(i)
to record the repurchase of 1,972,896 share issued to public shareholders as treasury shares. The Company repurchased 1,972,896 of its ordinary shares, par value $.001 per share, directly from a limited number of institutional stockholders of the Company, for prices ranging from $8.09 to $8.25, in separate and privately negotiated transactions executed prior to the Extraordinary General Meeting convened on Thursday, January 27, 2009;

(j)
to record the issuance and repayment of the note. OMH borrowed approximately $16.6 million in debt financing pursuant to a Note Purchase Agreement executed on January 22, 2009. OMH used the proceeds of the debt financing to purchase ordinary shares of the Company in privately negotiated transactions, for price of $8.05, enabling OMH to vote those shares in favor of the Proposals. The note was repaid in full upon the consummation of the business combination.:

(k)	to record the purchase of 2,052,075 shares by OMH, which were repurchased by the Company at January 27, 2009;
(l)	to record the redemption of 817,442 share issued to public shareholders, which was associated with those shareholders whom exercised their cash redemption rights;

	OMH	China TopReach	Pro Forma Adjustment		Pro Forma Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,575,868	$59,307	$39,570,650	(a)	$649,338
			130,790	(f)
			(1,477,071)	(h)
			(16,108,189)	(i)
			16,519,204	(j)
			(16,519,204)	(j)
			(16,519,204)	(k)
			(6,582,813)	(l)
Investment held in trust	-	39,570,650	(39,570,650)	(a)	-
Investment held in trust for Underwriters	-	802,160	(802,160)	(f)	-
Accounts receivable, net	16,884,379				16,884,379
Prepayments	3,709,577	3,877			3,713,454
Other receivables	1,330,754				1,330,754
Inventories	287,909	-			287,909
Total current assets	23,788,487	40,435,994	(41,358,647)		22,865,834

Property, plant and equipment, net	5,160,262	-			5,160,262
Deposits to newspapers	24,096,370				24,096,370
Deferred expenses	126,450				126,450
Intangible assets, net	746,242	-			746,242
Deferred offering costs	521,713				521,713
Total assets	$54,439,524	$40,435,994	$(41,358,647)		53,516,871

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank loans	$5,325,202				$5,325,202
Accounts payable	3,833,745	41,631			3,875,376
Advances from customers	974,908				974,908
Income tax payable	1,667,432				1,667,432
Accrued expenses and other current payables	9,215,470				9,215,470
Amounts due to related parties	3,521,856				3,521,856
Amounts due to shareholders	5,790,247		6,000,000	(b)	11,790,247
Amounts due to minority interest	590,879				590,879
Amounts due to underwriter		802,160	(802,160)	(f)	-
Total current liabilities	30,919,739	843,791	5,197,840		36,961,370
Total liabilities	30,919,739	843,791	5,197,840		36,961,370
Minority interest	67,613				67,613
Ordinary shares subject to possible conversion to cash (997,501 shares at conversion value)	-	8,070,489	(8,070,489)	(d)	-

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-			-

Ordinary shares	-	6,139	6,259	(c)	7,692
			(200)	(g)
			336	(h)
			(1,973)	(i)
			(2,052)	(k)
			(817)	(l)
Treasury Shares			1,973	(i)	4,025
			2,052	(k)
Registered Capital	50,000		(50,000)	(c)	-

Additional paid-in capital	8,100,378	29,903,440	(6,000,000)	(b)	1,174,377
			(6,259)	(c)
			50,000	(c)
			8,070,489	(d)
			1,612,135	(e)
			130,790	(f)
			200	(g)
			(1,477,407)	(h)
			(16,108,189)	(i)
			(16,519,204)	(k)
			817	(l)
			(6,582,813)	(l)
Retained earnings/(deficit) accumulated during the development stage	14,067,477	1,612,135	(1,612,135)	(e)	14,067,477
Accumulated other comprehensive income
Foreign currency translation adjustment	1,234,317				1,234,317
Total shareholders’ equity	23,452,172	31,521,714	(38,485,998)		16,487,888
Total liabilities and shareholders’ equity	$54,439,524	$40,435,994	$(41,358,647)		$53,516,871

4.
Reference is made to footnote (c). Please clarify why you have posted an adjustment for 6,259,000 shares when 2,000,000 of the shares will not yet be issued until the required profits are met in later years, It does not appear as though common stock should reflect the 2 million as having been issued until the profit thresholds have been met. Please advise.

Response: The 2,000,000 shares referred to in the above comment have been issued, are held in escrow and are subject to forfeiture in the event the surviving company does not meet certain after-tax profit targets for the years 2008 and 2009. These shares will be released only if the surviving company achieves such after-tax profit targets for the years 2008 and 2009. The Company has in fact achieved the after-tax profit target for the year 2008 and expects to meet the profit target for the year 2009.

5.
Reference is made to adjustment (f). Please clarify how much of the deferred underwriter compensation due was forfeited, along with your calculation in estimating such amount. Also, please explain your accounting in reflecting the forfeiture of the deferred underwriter compensation in your pro forma financial statements.

Response: Pursuant to the SEC’s comment, we have revised adjustment (f) on p. 58 to indicate how much of the deferred underwriter compensation due was forfeited and to include the calculation in estimating such amount. Please note that the forfeited deferred underwriter compensation of $130,790 was accounted for by crediting additional paid-in capital. Please see the below calculation.

Shares redeemed	817,442
Total public shares	5,013,500
Percent redeemed	16.3048% = 817,442 / 5,013,500
Forfeited underwriter’s compensation	$802,160 * 16.3048% = $130,790

(f)	to record the payment of deferred underwriter compensation, and $130,790 was forfeited due to shareholders exercising their redemption rights;

6.
Reference is made to footnote (h). Please provide us with the number and value of stock issued. Also, disclose the date the stock was issued and clarify if the stock issued was for services in connection with the merger.

Response: Pursuant to the SEC’s comment, we have revised adjustment (h) on p. 58. For services in connection with the merger, 335,972 common shares were issued at par value to consultants upon the completion of the business combination, January 27, 2009.

(h)
to record the issuance of 335,972 common shares of ChinaGrowth with a par value of US$0.001 per share  and payment of expenses to the various parties due to the business combination and the listing on the OTC-BB;

7.
We refer to adjustment (j). Please reconcile the shares issued in the transaction of 6,794,972 with the 6,259,000 per adjustment(c). Furthermore, as 2,000,000 of such shares will not yet be issued until earnings requirements are met, it is unclear why the shares are included in the weighted average number of shares used for the basic and diluted earnings per share calculation.

Response: Pursuant to the Staff’s comments we have added footnote (m) on p. 58 to reconcile the shares issued in the transaction as requested above to the 6,259,000 shares per adjustment (c).  Please see the table below. For the question regarding 2,000,000 shares, please kindly refer to the response to the Staff’s comment number 4 herein.

Ordinary shares issued to OMH shareholders	6,259,000
Add: Shares transferred by ChinaGrowth Management to OMH shareholders	200,000
Shares issued to consultants	335,972
Total shares issued	6,794,972

(m)	pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

Shares issued in the Transaction:
Ordinary shares issued to OMH shareholders:	6,259,000
Add: Shares transferred by ChinaGrowth Management to OMH shareholders	200,000
Shares issued to consultants	335,972
Shares issued in the Transaction	6,794,972
CGSAC weighted average shares:
Original total shares of ChinaGrowth	6,138,500
Less: Private repurchases by the Company	(1,972,896)
Redeemed shares	(817,442)
Repurchased shares by OMH	(2,052,075)
Shares forfeited by ChinaGrowth management	(200,000)
Shares transferred from ChinaGrowth management to OMH shareholders as a supplemental of consideration	(200,000)
ChinaGrowth weighted average shares	896,087
Basic shares	7,691,059

ChinaGrowth incremental shares relating to warrants	1,224,389
ChinaGrowth incremental shares relating to underwriters purchase option	-
Diluted Shares	8,915,448

8.
Reference is made to footnote (j). Please reconcile the ChinaGrowth weighted average shares of 896,087 with the 6,138,500 weighted average shares disclosed on page F-5. As part of the abovementioned reconciliation, please break out the effects of (1) the shares purchased by the company in the “Private Purchases” transaction as described more fully on page F-17, (2) the shares associated with those shareholders whom exercised their cash redemption rights, as more fully described on page F-16, and (3) the company’s repurchase of all of the ordinary shares acquired by OMH as more fully described on page F-18.

Response: Pursuant to the SEC’s comment, we have added footnote (m) on p. 58 in order to reconcile the ChinaGrowth weighted average shares of 896,087 with the 6,138,500 weighted average shares disclosed on page F-5 as requested. Please also kindly refer to the response of the Staff’s comment number 7.

Original total shares of ChinaGrowth	6,138,500
Less: Private purchases by the Company	(1,972,896)
Redeemed shares	(817,442)
Repurchased shares by OMH	(2,052,075)
Shares forfeited by ChinaGrowth management	(200,000)
Shares transferred from ChinaGrowth management to OMH shareholders as a supplemental of consideration	(200,000)
ChinaGrowth weighted average shares	896,087

9.
Reference is made to footnote (j). Please provide in detail your method(s) and assumptions used in calculating the 1,224,389 ChinaGrowth incremental shares relating to warrants. Specially, please reconcile the total number of warrants outstanding as of fiscal year ended December 31, 2008, as more fully described in Note 3 to your financial statements on page F-14, to the 1,224,389 incremental shares relating to warrants as disclosed in footnote (j).

Response: Based on the trading history of common stock of ChinaGrowth during year 2008, we calculated the average closing price of ChinaGrowth at $7.5667 per share.

Average price	$7.5667
Exercise price	$6
Warrants	5,913,500
Repurchase shares	4,689,111 = 5,913,500 * (6 / 7.5667)
Incremental shares	1,224,389 = 5,913,500 - 4,689,111

10.	Please provide us with a pro forma consolidated balance sheet that separately discloses in columnar form the effects of the following transactions;

•	The purchase by OMH of some of the ordinary shares of the company in privately negotiated transactions as more fully described on page F-18;
•	The purchase by the company of some of its ordinary shares ( the “Private Purchases”) as more fully described on page F-17;
•
The acquisition of OMH as more fully described on page F-10, which was accounted for as a recapitalization of OMH, and the effects associated with those shareholders whom exercised their cash redemption rights, as more fully described on page F-16; and

•	The company’s stock purchase from OMH of all ordinary shares acquired by OMH and OMH’s repayment of the loan used to purchase such ordinary shares as more fully described on page F-18.

Each adjustment in each separate column should be referenced to a footnote, which clearly provides the method (s) used and assumptions involved in each pro forma adjustment. We may have further comment upon receipt of your response.

Response: Pursuant to the SEC’s comment we have provided on p. 59 a pro forma consolidated balance sheet that separately discloses in columnar form the effects of the following transactions:

•	For the ordinary shares purchased by OMH in privately negotiated transactions, please refer to adjustment (k) and corresponding note;
•	For the ordinary shares purchased by the company, please refer to adjustment (i) and corresponding note;
•	For the effects associated with those shareholders whom exercised their cash redemption rights, please refer to adjustment (l) and corresponding note;
•	For ordinary shares acquired by OMH and OMH’s repayment of the loan used to purchase such ordinary, please refer to adjustment (j) and corresponding note.

Please also kindly refer to our response to the Staff’s comment number 3.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 72

11.
Your disclosures regarding market risk do not comply with the requirements outlined in Part I, Item 11 of the Form 20-F instructions. Please revise your discussion of market risk (including interest rate risk and foreign currency exchange risk) so that it is presented in one of the formats outlined in Part I, Item 11 of the Form 20-F instructions.

Response: Pursuant to the Staff’s comment, we have revised the disclosure regarding market risk on p. 72 so that it is presented in one of the formats outlined in Part I, Item 11 of the Form 20-F instructions as follows:

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments to manage our interest rate exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

All of our revenues and expenses are denominated in RMB and all of our cash is kept in RMB, but we use U.S. dollars as our reporting currency. The value of our shares will be affected by the foreign exchange rate between U.S. dollars and RMB. Unfavorable changes in the exchange rate between RMB and U.S. dollars may result in a material effect on the cumulative translation adjustment recorded as a charge in shareholder’s equity. Further, if we decide to convert our RMB into U.S. dollars for the purpose of declaring dividends on our shares or otherwise and the U.S. dollar appreciates against the RMB, the U.S. dollar equivalent of our earnings in China would be reduced.   Conversely, to the extent that we need to convert U.S. dollars into RMB for our operational needs and the RMB appreciates against the U.S. dollar at that time, our financial position and the price of our shares may be adversely affected. We do not use derivative instruments to reduce our exposure to foreign exchange risk.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 3.3% in 2006, 6.5% in 2007 and 6.5% in 2008. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

In addition, the RMB is not a freely convertible currency. Our subsidiaries are allowed to pay outstanding current account obligations in foreign currency but must present the proper documentation to a designated foreign exchange bank. There is no certainty that all future local currency can be repatriated.

Item 15. Controls and Procedures. Page 73
(a)	Disclosure Controls and Procedures, page 73

12.
We note your disclosure that your principal executive officer and principle financial officer, concluded that the company’s disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and accordingly provide reasonable assurance that the information required to be disclosed by the company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” Please revise in future filings to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive office and principle financial officer to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15 (e).

Response: Pursuant to the Staff’s comments we have revised the disclosure on p. 73 to clarify that the Company’s disclosure controls and procedures are also effective to ensure the information required to be disclosed in the reports that the Company files under the Exchange Act is accumulated and communicated to our management, including our principle executive officer and principal financial officer to allow timely decisions regarding required disclosure as follows:

(a) Disclosure Controls and Procedures .

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the 90-day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(d) Changes in Internal Control over Financial Reporting, page 74

13.
We not the disclosure that there have been no changes in internal controls over financial     reporting during the quarter ended December 31, 2007. Please revise to state if there have been any changes in the current period presented (i.e. the year ended December 31, 2008). Furthermore, please note that the instructions to Item 15(d) of Form 20-F require an attestation as to the changes in internal controls over financial reporting that occurred during the entire period covered by the annual report and not just the most recent quarter ended. Please revise accordingly.

Response: Pursuant to the Staff’s comments we revised the disclosure on p. 74 to state that there have not been any changes in internal controls over financial reporting for the year ended December 31, 2008 and to comply with the instructions to Item 15(d) of Form 20-F as follows:

(d) Changes in Internal Control over Financial Reporting .

There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16C. Principal Accountant Fees and Services, page 74

14.
We note your disclosure for the aggregate fees billed by your accountants in each of the last three fiscal years. We further note from page 51 your disclosure of amounts billed for Audit-Related Fees, Tax Fees, and ALL Other Fees.

Please revise your Form 20-F in future filings to clearly indicate each category of accountant fees (audit, audit-related, tax and other) for each of the last two years in Item 16C as required by the Form 20-F instructions.

Response: Pursuant to the Staff’s comments we have revised the disclosure on p. 74 to indicate each category of accountant fees (audit, audit-related, tax and other) for each of the last two years as follows:

	For the Year Ended December 31,
	2008	2007	2006
Audit Fees - JHC	-	$50,000	$35,000
Audit Fees - UHY	$140,000	$100,000	$100,000
Audit-related Fee - JHC	-	$10,000	-
Audit-related Fee - UHY	$20,000	-	-
Tax Fees and others	-	-	-

China TopReach Financial Statements. page F-1
Notes to Financial Statements. gF-8
Note 1.Organization.Business Operations, and Basis of Presentation. page F-8

15.
We note from page F-10 that additional shares are issuable upon certain defined profit thresholds after the consummation of the transaction with OMH. In this regard, please tell us how you plan to account for these additional shares in the event the profit objectives are met.

Response:  The business combination was a reverse acquisition for OMH, which was the acquirer pursuant the relevant accounting standards and guidance. The Company is considering the accounting treatment of the additional shares issued to the original shareholders of OMH as contingent consideration subject to forfeiture in the event that certain defined profit thresholds are not met. Currently the Company plan to account for these additional shares at fair value in Company’s annual report on Form 20-F for the year ended December 31, 2009 in the event the profit objectives are met.

Note 8.Subsequent Events. page F-17
(c) Proposed Loan Agreement. page F-18

16.
Please tell us, and revise to disclose, the amount and price of the shares purchased by OMH, the date when the company repurchased the shares from OMH, including the number and price of shares and when the loan to the shareholders was effectively paid.

Response: Pursuant to the Staff’s comments we revised the disclosure on pp. F-18 and F-38 to indicate the number of shares purchased by OMH were 2,052,075, and the price was $8.05 per share.  The Company repurchased the 2,052,075 shares from OMH at the price of $8.05 per share on January 27, 2009. The proceeds of the loan used to purchase these shares was as an aggregate of approximately $16.6 million.  The loan was paid in full with cash released from the trust account on January 27, 2009, the date of the consummation of the business combination.

F-18:
(c)	Proposed loan agreement

OMH borrowed approximately $16.6 million in debt financing pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") executed on January 22, 2009. Pursuant to the Note Purchase Agreement, OMH used the proceeds of the debt financing to purchase 2,052,075 ordinary shares of the Company in privately negotiated transactions, for price of $8.05 per share enabling OMH to vote those shares in favor of the Proposals. Upon the consummation of the acquisition, the Company repurchased all of the ordinary shares acquired by OMH at the same price of $8.05 on January 27, 2009. The loan was paid in full with cash released from the trust account on January 27, 2009, the consummation of the business combination

F-38:
(c) Proposed loan agreement

OMH borrowed approximately $16.6 million in debt financing pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") executed on January 22, 2009. Pursuant to the Note Purchase Agreement, OMH used the proceeds of the debt financing to purchase 2,052,075 ordinary shares of China TopReach in privately negotiated transactions, for price of $8.05 per share enabling OMH to vote those shares in favor of the Proposals. When the Acquisition was consummated, China TopReach repurchased all of the ordinary shares acquired by OMH at the same price of $8.05 on January 27, 2009. The loan was paid in full with cash released from the trust account on January 27, 2009, the consummation of the business combination

Olympia Media Holdings Ltd. Financial Statements. page F-19
Consolidated Balance Sheets, page F-21

17.
We note significant changes from 2007 to 2008 in multiple balance sheet line items. Specifically prepayments, other receivables, deposits to newspapers, and amounts due to shareholders. Where you have significant year-end balances or significant changes in balances from year to year, your MD&A should disclose the balance and describe the reasons for significant changes. Please revise your future filings accordingly. See FR-72 for guidance.

Response: Pursuant to the Staff’s comments we have revised the MD&A on p. 41 to  describe the reasons for significant changes to significant year-end balances or significant changes in balances from year to year as follows:

Inventories

Inventories mainly consist of newsprint and printing ink. Due to stable supply and favorable price of newsprint in year 2008 compared to that in 2007, OMH significantly reduced the newsprint storage level by 90%.

Prepayments

Prepayments represent cash paid to various suppliers, advance payment for office rental and deposits to newspapers without co-operation contact over one year. The decrease of prepayments was primarily due to the fact that we entered into a four-year full co-operation contract with Shenyang Evening in year 2008. We reclassified the US$1.1 million prepayment to Shenyang Evening at the end of 2007 to Deposits to newspapers.

Other receivables

The balance mainly represents deposit for utility, advances to employees and payments to newsprint supplier to secure stable newsprint supply at favorable price. The significant increase is mainly due to the prepayment of US$2.6 million to newsprint supplier and US$0.2 million advances to employees.

Amounts due to shareholders

In 2008, the company signed co-operation contracts with more newspapers and grew the business significantly. Due to the shortage of capital for expansion, a major shareholder provided a loan of US$5.6 million to the company.

Deposits to newspapers

According to co-operation agreements entered between the Company and newspapers, the Company needs to pay a certain amount of deposits to the contracted newspapers in order to receive operation rights. Such deposits are interest free, repayable on the maturity date of agreement or on request of the Company under mutual consent.  Furthermore, under the contracts, the Company can utilize a portion of each deposit to pay to the newspapers the monthly operation fee. The Company repays the portion of deposits to the newspapers by the year end.

Over 90% of the deposits balance is attributed to our full co-operative newspapers, including Southeast Express, Lifestyle Express, Modern Life Daily and Shenyang Evening. Compared with year 2007, the increase of deposits to newspapers is mainly due to the deposits to Shenyang Evening and Modern Life Daily, the newly contracted newspapers in 2008.

Consolidated Statements of Operations. page F-22

18.
Please tell us and revise your MD&A to provide the details of the amounts that comprise “Other income-net.” We note that the amount has increased significantly in each year presented. Your detailed disclosure should describe individually significant amounts as well as the reason for the significant increases in each year. See FR-72 for guidance.

Response: Pursuant to the Staff’s comments we have revised the MD&A on p. 42 and 43 to disclose the details of the amounts that comprise “Other income-net” as well as the reason for the significant fluctuations in each year as follows:

P 42
Other income – net

Other income mainly includes government subsidies and other miscellaneous items. The company applied various government subsidies such as local government refund on tax and development fund for enterprise. Compared with that of the year 2007, the increase in 2008 was due to a one-time compensation of US$0.28 million from a newspaper that breached contract terms.

P 43
Other income – net

Other income mainly includes government subsidies and other miscellaneous items. The company applied various government subsidies such as local government refund on tax and development fund for enterprise. Compared with that of year 2006, the increase of in 2007 was mainly due to an increase of USD183k government subsidies.

Consolidated Statements of Operations. page F-24

19.
We refer to the line item “Deferred offering costs” under investing activities. Costs associated with a public offering are typically presented as part of the financing activities on the statement of cash flows. Please provide us with the basis for your conclusion that such amounts are properly classified as investing activities. Alternatively, please revise future filings to reclassify this amount to the financing activities section of your statement of cash flows.

Response: Pursuant to the Staff’s comments we have revised the Consolidated Statement of Cash Flows on p. F-24 to reclassify “Deferred offering costs” from investing activities to financing activities as follows:

	Year Ended December 31,
	2008	2007	2006
	USD	USD	USD

Cash flows from operating activities:

Net income	$11,510,868	$4,284,605	$1,318,622

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	736,464	493,893	213,875
Amortization	25,026	11,356	9,403
Minority interests	(78,328)	75,051	9,160
Changes in assets and liabilities:
Trade receivables	(12,739,197)	(3,359,137)	(248,177)
Inventories	1,344,106	3,101,168	(3,904,043)
Prepayments	1,213,422	(1,779,501)	1,695,382
Other receivables	(2,996,907)	77,821	(825,459)
Amounts due from related parties	79,106	188,852	(267,958)
Trade payables	129,542	(2,381,789)	5,258,483
Income tax payable	1,058,430	517,332	(105,534)
Advances from customers	384,390	265,515	(173,301)
Accrued expenses and other current payables	1,046,292	1,717,011	(314,494)
Net cash provided by operating activities	$1,713,214	$3,212,177	$2,665,959

Cash flows from investing activities:
Purchase of property, plant and equipment	$(572,139)	$(2,675,563)	$(648,425)
Expenditures for intangible assets and
deferred expenses	(843,383)	52,265	(1,207)
Deposits paid	(14,528,598)	(8,885,582)	(4,651,310)
Deposits utilized	7,685,027	-	-
Net cash used in investing activities	$(8,259,093)	$(11,508,880)	$(5,300,942)

Cash flows from financing activities:
Capital injected	$40,000	$-	$-
Shareholders additional contribution	771,011	1,621,644	-
Short-term borrowings (repayment)	3,043,308	(660,223)	2,570,526
Deferred offering costs	(521,713)	-	-
Dividends paid	-	(2,254,690)	(785,236)
Advances from third parties	(3,999,042)	6,385,787	895,426
Amounts due to related parties	1,518,983	1,363,283	639,590
Amounts due to shareholders	5,741,282	(1,389,001)	1,437,966
Amounts due to minority interests	(231,826)	726,917	95,298
Net cash provided by financing activities	$6,362,003	$5,793,717	$4,853,570

Effect of foreign currency conversion on cash	500,547	648,747	190,337

Net increase/(decrease) in cash and cash equivalents	$316,671	$(1,854,239)	$2,408,924

Cash and equivalents, Beginning	1,259,197	3,113,436	704,512
Cash and equivalents, Ending	$1,575,868	$1,259,197	$3,113,436

20.
Please refer to the line item “Deposits paid.” Please clarify the nature of these deposits to newspapers, including the length of time the agreement is in place, considering you do not receive a refund of the deposit until the agreement matures. Your response should include why payment of a refundable deposit is properly classified as an investing activity. We may have further comment upon receipt of your response.

Response: Pursuant to the Staff’s comments we modified the disclosure on p. 41 to clarify the nature of deposits to newspaper. Please kindly refer to our response to the Staff’s comment number 17. According to cooperation agreement entered between the Company and newspapers, the Company needs to pay a certain deposit amount to the contracted newspapers in order to receive operation rights. Such deposits are interest free, repayable on the mature date of agreement or on demand of the Company under mutual consent.  Furthermore, under the contracts, the Company can utilize a portion of deposit to pay the newspapers a monthly operation fee. The Company repays the portion of deposits to the newspapers by the year end. The “Deposit paid” includes (i) the portion of deposits the Company has used with respect to the payment to newspapers of a monthly operation fee, and (ii) the deposits paid to newly contracted newspapers.

All the contract terms are over 1 year. Please refer to p. 30 for the length of time of these agreements. Over 96% of the balance of the deposits is attributed to contracts with a term of over 3 years. The deposits to newspapers are long-term assets used to obtain long-term exclusive operational rights to the newspapers.  We think it is appropriate to record the deposits to newspapers as an investing activity.

21.
In a related matter, please tell us the nature of the line item “Deposits utilized” Again, we note from page F-32 that the company is not entitled to receive any funds from the deposits until maturation of the agreement. Please clarify how these deposits were utilized or why they were refunded in your year ended December 31, 2008 and why your classification as an investing activity is appropriate.

Response: Please kindly see our response to the Staff’s comment number 20. The “Deposit utilized” line item refers to the partial deposits used by the Company to pay monthly operational fees to newspapers.

Notes to the Financial Statements. page F-25
I Description of Business and Organisation, page F-25

22.
  We note that under contractual arrangements, SF reaps a majority of the economic benefit from BJHXT and therefore consolidates the entity. Please provide us with the analysis under FIN 46(R), which supports your conclusions that SF is the primary beneficiary.

Response: BJHXT is considered a Variable Interest Entity (“VIE”) and is consolidated due to the following.

First, BJHXT is not self supportive. The equity investment of BJHXT at risk is not sufficient to permit the entity to finance its activities without additional financial support from SF, which is provided through other interests that will absorb some or all of the expected losses of the entity.

Second, BJHXT has inadequate rights to make significant decisions about the entity’s activities. SF, BJHXT and its registered shareholders have entered into a Voting Rights Agreement, pursuant to which, each of the registered shareholders of BJHXT has granted to SF and the designee(s) of SF, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in, and appoint and elect the directors and senior officers of BJHXT.

Third, SF is the primary beneficiary of BJHXT. According to the Equity Pledge Agreement, the registered shareholders of BJHXT have pledged all of its equity interests in BJHXT to SF to guarantee the performance of the contract obligations under the Service Agreements, Voting Right Proxy Agreement, Exclusive Purchase Option Agreement and the Equity Pledge Agreement. According to the Services Agreement, SF exclusively provides consulting services to BHHXT in exchange for service fees. This agreement enabled the transfer of substantial portion of economic interests from BJHXT to SF.

4 Summary of Significant Accounting Policies, page F-26
(i)Deferred Offering Costs, page F-28

23.
  We note the balance sheet accrual of $521,713 of deferred offering costs during 2008. We further note that such costs relate to a proposed public offering of OMH. Given that OMH has merged with China TopReach, please tell us how you plan to account for these capitalized costs in your 2009 financial statements.

Response: Pursuant to the Staff’s comment we plan to account for these costs as additional paid in capital in 2009.

(1)Revenue Recognition, page F-28

24.
 We note that you recognize both publishing and advertising revenue. Please tell us, and revise your disclosures to include further details concerning when each of the revenue recognition criteria is met. Specifically, for advertising revenue, if the revenue is recognized when the ad is displayed and if subscriptions are received for publishing revenue and how you account for the revenue from such subscriptions.

Response: Pursuant to the Staff’s comment we revised the disclosure on p. 38 to state that the Company generates revenue primarily from advertising and publishing services. Advertising revenue is recognized only when the price is fixed or determinable according to a signed advertisement contract or advertisement order, persuasive evidence of an arrangement exists based on a scheduled advertisement display, the service is performed upon advertisement being displayed, and collectability of the resulting receivable is reasonably assured based on a satisfactory credit assessment on each individual client. Revenue from advertising is generally recognized over the period in which the advertisement is displayed beginning upon the publication of the edition in which the advertisement is first placed. Revenue from printing, net of value-added tax, is recognized when the service is provided on the date of delivery of published newspapers to customers and readers.

P38:
Revenue Recognition

The Company generates revenue primarily from publishing and advertising. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the resulting receivable is reasonably assured. Revenue from advertising contracts, net of rebates is generally recognized over the period in which the advertisement is displayed. Revenue from printing, net of value-added tax is recognized when the service is provided. A government subsidy is recognized when there is a reasonable assurance that the Company has complied with the conditions attaching with it and that the grant will be received. Interest income is recognized on a time proportional basis, by reference to the principal outstanding and using the effective interest method.

Note 5.Trade Receivable. page F-31

25.
Please tell us why you have not recorded an allowance for doubtful accounts as of December 31, 2007 and 2008. Include in your response your collection history and any amounts of receivables written off in each year. Given the increasing accounts receivables attributed to the increased sales and growth of the company, it is unclear why you believe no allowance for doubtful accounts is necessary.

Response:  The Company has not adoptd a general policy regarding an allowance for doubtful accounts. Management determines the allowance and bad debt write-off by each individual customer based on historical collection experience, known troubled accounts and other currently available evidence.

The bad debt policy is determined by OMH’s operational and collection management. For one-time categorized advertisement and new small clients, the Company is to receive a full service fee before such advertisement is displayed. For a print media company like OMH, most clients are local customers who usually buy our advertisement space for a definite period of time. The Company is able to review clients’ credit status very frequently and effectively. At the end of each year, over 90% of the accounts receivable are within one year, the remaining 10% is within two years. In the past years, the Company has collected 90% of the receivables within one year and almost all accounts receivable within two years.  The Company wrote off US$59,000, US$2,000 and nil as bad debt expenses for the years of 2006, 2007 and 2008, respectively.

Note 8.Other Receivable. page F-32

26.
Reference is made to advances to third parties for $2,594,503. Please provide us with and revise future filings to disclose the nature and terms associated with the transactions that comprise the balance of this account.

Response: Pursuant to the Staff’s comments we revised the footnote on p. F-32. Advances to third parties are prepayments to newsprint suppliers to secure stable purchase newsprint at favorable prices. The amounts are non-interest bearing and repaid upon request of the Company.

P32:
Advances to third parties are prepayments to newsprint supplier to secure stable purchase newsprint at favorable price. The amounts are non-interest bearing and repaid upon request of the Company.

Note 12.Intangible Assets. page F-31

27.
We note the significant increase in intangible assets from 2007 to 2008 relates to website development costs capitalized during 2008. Please explain the capitalization of these costs in 2008 given the disclosure in the last sentence of the first paragraph on page 40 that the website was launched in early 2006.

Response: Pursuant to the Staff’s comment, we have revised our disclosure on p. 32 to state that prior to 2008, www.duk.cn was an e-magazine website with limited functions. During the year 2008, the Company completed development and a thorough make-over of the e-newspaper website and the company’s official website. The Company incurred significant costs in completing this make-over and development, which improved website functions and enabled the company to display more on-line advertisement spaces, and provide more information and interactive functions to both internal and outside users. The new website was officially launched in the middle of 2008. Therefore, we capitalized the related cost in 2008.

P32
Newspaper website

The newspaper website ( www.duk.cn ) (“Duk.cn”) is a website developed and maintained by China TopReach to publish electronic newspapers and magazines. Prior to 2008, www.duk.cn was an e-magazine website with limited functions. During year 2008, the Company completed development and thorough make-over of e-newspaper websites and company’s official website. Such make-over and development incurred significant cost, but improved website functions that enable the company to display more on-line advertisement spaces, and provide more information and interactive functions to both internal and outside users. The new website was officially launched in the middle of 2008. Therefore, we capitalized the related cost in 2008. In addition to China TopReach’s print media business, the creation of the website enables China TopReach to reduce costs related to printing and distribution, increase advertising revenues by selling online spaces to advertisers and cross-sell its services in other media sectors. In June 2007, Duk.cn was titled one of the top ten creative websites honored by the Internet Society of China. In 2008, Duk.cn was ranked the 3 rd among websites for electronic newspaper and magazines in China according to IResearch 2007 report. As of March 31, 2009, China TopReach has partnered with 45 newspapers and 503 magazine companies, and has published over 10,000 categories of electronic magazines. By adding more value to China TopReach’s existing businesses, the website also provides online advertisement services, which will be sold to its advertisers in package form when they contracted with them.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F, (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact William Haddad (212-335-4998) should you have any questions.  Thank you.

Very truly yours,

/s/ William N. Haddad

William N. Haddad